
December 8, 2010

By facsimile to (310) 201-4746 and U.S. Mail

Mr. Roland Kohl
Chairman and Chief Executive Officer
Highway Holdings Limited
Suite 810, Level 8, Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong

Re: Highway Holdings Limited
        Pre-effective Amendment 1 to Registration Statement on Form F-3
        Filed December 7, 2010
        File No. 333-168870

Dear Mr. Kohl:

        We reviewed the filing and have the comments below.

Exhibit 5.1

1. We considered the response to prior comment 7. If debt securities, warrants to purchase common stock, or warrants to purchase debt securities are offered in conjunction with the units, make clear that those securities will constitute valid and binding obligations of the company enforceable against the company in accordance with their terms.

2. For debt securities, counsel must opine on the law of the jurisdiction governing the indenture. Section 10.8 of the form of indenture relating to debt securities filed as exhibit 4.4 to the registration statement specifies that the laws governing the indenture are those of the state of New York. Thus, a United States legal opinion is required for the debt securities. Please file the opinion.

Closing

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Edward M. Kelly, Senior Counsel, at 202-551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748 if you have questions about comments or related matters.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Istvan Benko, Esq.
        Alison Pear, Esq.
        TroyGould PC
        1801 Century Park East, Suite 1600
        Los Angeles, CA 90067